
03029592

Jardine Matheson

Interim Report

2003


Jardines

With its broad portfolio of market-leading businesses, the Jardine Matheson Group is an Asian-based conglomerate with extensive experience in the region. Its business interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Dairy Farm, Mandarin Oriental, Cycle & Carriage and Jardine Lloyd Thompson. These companies are leaders in the fields of engineering and construction, consumer marketing, motor trading, property, retailing, hotels and insurance broking.

The Group's strategy is to build its operations into market leaders across Asia Pacific, each with the support of Jardine Matheson's extensive knowledge of the region and its long-standing relationships. Through a balance of cash producing activities and investment in new businesses, the Group aims to produce sustained growth in shareholder value.

Incorporated in Bermuda, Jardine Matheson has its primary share listing in London, with secondary listings in Singapore and Bermuda. It has a sponsored American Depositary Receipt programme. Jardine Matheson Limited operates from Hong Kong and provides management services to Group companies, making available senior management and providing financial, legal, human resources and treasury support services throughout the Group.

Highlights

- **Underlying earnings per share increase 16%**
- **Hongkong Land property values decline 15%**
- **Good performances from Dairy Farm and JLT**
- **Mandarin Oriental results impacted by SARS**
- **Astra posts strong results**

- **Results**

Prepared in accordance with IFRS (unaudited) Six months ended 30th June				Prepared in accordance with IFRS as modified by revaluation of leasehold properties (unaudited) Six months ended 30th June		
Change %	2002 US$m	**2003** US$m		**2003** US$m	2002 US$m	Change %
12	3,735	**4,201**	Revenue	**4,201**	3,735	*12*
12	101	**113**	Underlying net profit	**122**	109	*12*
(55)	195	**88**	Net profit/(loss)	**(200)**	32	*N/A*
%	US¢	US¢		US¢	US¢	%
15	26.83	**30.84**	Underlying earnings per share	**33.38**	28.82	*16*
(53)	51.66	**24.13**	Earnings/(loss) per share	**(54.46)**	8.48	*N/A*
–	7.80	**7.80**	Interim dividend per share	**7.80**	7.80	–

The Group's financial statements are prepared under International Financial Reporting Standards ('IFRS'), which do not permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements. The figures included in Highlights, Chairman's Statement and Operating Review are based on this supplementary financial information unless otherwise stated.

Chairman's Statement

Overview

The Group's businesses faced a broad range of challenges in the first half of 2003, most notably the economic impact of the SARS outbreak on a number of Asian countries and the war in Iraq dampening an already poor global business environment. In response, Jardine Matheson was able to maintain a strong earnings performance, again highlighting the Group's fundamental strength in terms of the quality and breadth of its businesses.

Performance

The Company achieved underlying earnings per share of US¢33.38 in the first six months of 2003, a 16% increase over the comparable period in 2002. Underlying net profit for the period rose 12% to US$122 million.

Dairy Farm reported strong growth with most of its businesses achieving improved earnings. Cycle & Carriage's profit largely reflected a good result from its Indonesian affiliate, Astra, and its contribution to Group earnings was enhanced by the increase in the Group's shareholding late last year. Hongkong Land, however, saw a reduction in profit, and Mandarin Oriental was materially impacted by the severe disruption in international travel. Jardine Pacific's profit also declined as a number of its businesses were affected by the poor economic environment in Hong Kong. Jardine Motors did well to produce a modestly higher contribution, while Jardine Lloyd Thompson enjoyed another period of strong earnings growth.

A 15% reduction in the value of Hongkong Land's property portfolio was recorded for the half year reflecting the weakness in the Hong Kong property market. As International Financial Reporting Standards require the changes arising on the revaluation of investment properties to be taken through the profit and loss account, rather than directly to reserves, a non-cash deficit of US$310 million has been set against profit. This was the principal reason for a net loss of US$200 million being recorded for the period.

An unchanged interim dividend of US¢7.80 per share has been declared.

Business Developments

In an active first half, Group companies have been pursuing a wide range of business initiatives designed to expand their core operations and lay the groundwork for future profitability. The period also saw many of our businesses responding effectively to the SARS outbreak by introducing measures to protect the interests of customers and employees while taking steps to reduce costs and mitigate risk.

A key feature of the period was the good progress made in structuring our Southeast Asian interests. Astra's rights issue in January allowed the company to reduce its debt burden, and its proposed sale of the majority of its interest in an Indonesian manufacturing venture with Toyota will provide further resources. The significant success that has been achieved in restoring Astra's balance sheet should enable the company to recommence the payment of dividends. Cycle & Carriage has taken its stake in Astra to over 35% and is now itself seeking further equity by way of a S$246 million rights issue, supported by Jardine Strategic, to replace part of the debt used to fund this successful investment.

Against a background of falling demand and new supply, Hongkong Land has seen continued negative rent reversions and a further decline in the value of its Hong Kong investment properties. Effective portfolio management has, however, enabled it to gain market share and bring its occupancy level back above 90%. Hongkong Land remains committed to the upgrading of its

portfolio, and its plans to enhance the Landmark complex are proceeding. Elsewhere, its new development in Singapore is progressing, and will form part of the city's planned new financial centre. In Beijing, sales of apartments in the first phase of Central Park have gone well, and there are plans to launch the second phase later in the year.

Dairy Farm is performing well with improved earnings from most of its businesses, although its Hong Kong restaurant joint venture was impacted by SARS. Steady expansion continued through organic growth and acquisitions, most recently in Taiwan, Malaysia and Indonesia. The company is maintaining a strong cash flow and, in view of its surplus liquidity, the decision has been taken to return value to shareholders through the payment of a special dividend.

Mandarin Oriental was severely impacted by the reduction in travel caused by the outbreak of SARS in Asia and, to a lesser extent, the Iraq war. Despite measures taken to reduce costs and defer capital expenditure a loss was recorded for the period. The loss was mitigated in part by an initial payment under a SARS related business interruption insurance policy, and the company may benefit from further payments in the second half. Mandarin Oriental's development plans have progressed with further management contracts in Boston and Hong Kong. Its two new hotels in the United States are in the final stages of development.

Jardine Motors Group has settled into its new trading relationships with Mercedes-Benz in its key markets in the United Kingdom and Hong Kong, albeit at lower levels of profitability. In the United Kingdom, the rationalization of its various dealership interests is almost complete and the group is now seeking to expand those areas which show the greatest scope for profitable growth.

Jardine Lloyd Thompson continues to demonstrate an excellent level of activity in the insurance broking sector as it capitalized on opportunities to increase market share and develop new revenue streams. Good results were achieved by Risk & Insurance, reflecting the ability to win new business and maintain high retention levels. Its Employee Benefits Group also made encouraging progress.

Many of Jardine Pacific's operations were affected by the current challenges facing Hong Kong. The structural economic changes taking place in Hong Kong, however, should enable it to continue to compete effectively as a regional business centre and Jardine Pacific's businesses are well placed to benefit from the significant potential offered by the rapidly developing Pearl River Delta.

Outlook

Jardine Matheson's businesses are generally performing well after a challenging first half, and while the remainder of the year is unlikely to see any improvement in Hongkong Land's key property markets we would expect to see continuing progress elsewhere in the Group.

Henry Keswick
Chairman

30th July 2003



Jardine Matheson Group

Jardine Pacific

Jardine Pacific's select portfolio of businesses represents a significant number of the Group's non-listed interests in the Asia-Pacific region. (100%)



Jardine Motors Group

Engaged in the distribution, sales and service of motor vehicles, Jardine Motors Group has operations in Asia, the United Kingdom and the United States. (100%)



JARDINE LLOYD THOMPSON Group plc

A leading listed provider of risk solutions and insurance services, combining specialist skills in the London insurance market with an international network. (32%)



Jardine Strategic

A listed company holding significant Group interests, including 51% of Jardine Matheson, together with smaller stakes in businesses with existing or potential links with the Group. (79%)

(Attributable interests of Jardine Matheson as at 30th June 2003)



Hongkong Land

A major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. Hongkong Land also develops high quality property and infrastructure projects in Asia. (41%)


Dairy
Farm

A leading listed pan-Asian retail group operating some 2,400 outlets, including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants. (78%)


MANDARIN ORIENTAL
THE HOTEL GROUP

A listed international hotel investment and management group with a portfolio of 23 deluxe and first class hotels worldwide, including five under development. (74%)


CYCLE & CARRIAGE

A leading Singapore-listed company with its principal interests comprising: a 35% strategic stake in Astra, one of Indonesia's largest conglomerates; sales and service of motor vehicles; and property investment and development. (50%)

(Attributable interests of Jardine Strategic as at 30th June 2003)

Operating Review

Jardine Pacific

Jardine Pacific produced an underlying profit of US$26 million in the first half, down 27%. Reduced contributions from the engineering and construction businesses were the main reason for the decline, but the poor economic climate, particularly in Hong Kong, also affected a number of the other businesses.

Gammon Skanska's profit declined by 78% in the face of the weakest construction market in Hong Kong for some years, particularly in the building sector. A recent increase in work-in-hand is, therefore, encouraging. Jardine Engineering Corporation also experienced lower business volumes and a disappointing result in Taiwan. Jardine Schindler's order intake held up well, although maintenance earnings came under pressure, and two small acquisitions in South Korea have re-established its business there.

HACTL reported a 4% growth in cargo throughput in the first half as export sales remained strong. Jardine Aviation Services was impacted by the sharply reduced air travel, and the effect is also likely to dampen its profitability in the second half. Jardine Shipping Services benefited from stronger cargo rates.

Jardine OneSolution's business is being restructured to focus on higher margin sectors in response to falling levels of corporate technology spending. Jardine Restaurants has sold a number of smaller operations, including Ruby Tuesday and Oliver's Super Sandwiches, and is concentrating on its Pizza Hut franchises.

EastPoint property management grew earnings against a background of continuing pressure on margins. Pacific Finance was held back by doubtful debt provisions and intense competition in the consumer finance market, while Jardine Property Investment saw a further

Central overheads rose due to higher pension costs, while finance costs benefited from lower interest rates. Jardine Pacific's portfolio was refined further with the sale of its 20% interest in UMF (Singapore) and its 25% interest in Riche Monde (Greater China) to existing shareholders. The merger of Jardine Logistics and BALtrans was completed in January with Jardine Pacific retaining a 20% stake in the enlarged company.

Jardine Motors Group

Jardine Motors Group maintained its underlying net profit at US$21 million for the first half of 2003; a satisfactory performance in difficult circumstances. The new Mercedes-Benz franchise arrangements introduced in Hong Kong in July 2002 had a negative effect on results, and local trading conditions were also adversely affected by the outbreak of SARS and an increase in first registration tax rates. By starting the year with a strong order book Zung Fu was able to achieve increased passenger car deliveries and a higher market share, but its margins were under pressure. Its after-sales performance remained strong. The recent decision in Hong Kong to moderate the increase in the first registration tax rates to help stimulate demand should benefit Zung Fu in the second half. In Southern China there was a positive contribution from the Mercedes-Benz distribution joint venture, and Zung Fu achieved improvements in its service centre network.

In the United Kingdom, Lancaster's performance was adversely affected by the reorganization of the Mercedes-Benz dealer network, although the impact was cushioned by reduced overhead expenses. The results from the Polar Motor Group joint venture with Ford were maintained at a similar level to last year despite strong

Contracts leasing joint venture produced an improved contribution. In the United States a resilient import market led to enhanced results from Hawaii and Beverly Hills for the period. Jardine Motors Group is now seeking opportunities to expand its core franchises in the United Kingdom.

Jardine Lloyd Thompson

Jardine Lloyd Thompson ('JLT') continued its strong performance in the first half of 2003 and achieved brokerage and fees of £216 million, up 11%, and profit before tax (excluding exceptional items and goodwill amortization) under United Kingdom accounting standards of £59 million, up 16%. The Risk & Insurance and Employee Benefits businesses have both been active, and the trading outlook for each is encouraging with opportunities for JLT to increase market share and develop new revenue streams.

The Risk & Insurance Group, comprising JLT's worldwide insurance and reinsurance broking and risk services activities, had a strong start to the year with turnover increasing by 14% to £178 million (15% at constant rates of exchange), reflecting continued organic growth and new business. While there are signs of insurance rates softening in certain sectors, activity levels remain high and the trading outlook remains favourable for JLT.

The Employee Benefits Group, comprising JLT's pension administration, outsourcing, employee benefits, consultancy and United States group marketing, claims and benefits administration activities, made good progress in the first half. While turnover, at £38 million for the period, was only up 1% (5% at constant rates of exchange), the underlying growth was 8%, excluding the effect of pensions review work in the United

The prospects for the pension consulting and administration business in the United Kingdom were enhanced by Government pension reforms. In the United States, where good opportunities exist to grow the product marketing and claims and benefits administration operations, a re-engineering of the business was undertaken to enhance margins.

Hongkong Land

Hongkong Land recorded an underlying net profit for the six months of 2003 of US$84 million, a reduction of 13% as negative rental reversions led to a further decline in net income from properties. At 30th June 2003, a net revaluation deficit of some US$952 million was recorded, representing a 15% reduction in the value of the property portfolio during the period. The Hong Kong office market is experiencing a period of negative net demand and the completion of new buildings has created further downward pressure on rents. There was activity in the market due to consolidation and relocation, and Hongkong Land was able to increase its committed occupancy to over 90% by attracting a significant proportion of relocating tenants. New developments will continue to put pressure on values and rents in the second half, and Hongkong Land is to remain focused on maintaining a high level of occupancy.

Construction is underway of its joint-venture development in Singapore, One Raffles Quay, and the prime location was underscored by the Singapore authorities' announcement that the new Business and Financial Centre of the city will be focused in the Marina Boulevard area. Phase one of Hongkong Land's residential joint venture in Beijing, Central Park, has now been substantially sold and the second phase is being planned.

Hongkong Land is reducing its infrastructure

agreed to sell most of its stake in China Water Company, realizing a small profit, and Central China Power has been liquidated. In Hong Kong, completion of CT9 is due in 2004 when Asia Container Terminals, in which Hongkong Land has a 28.5% stake, will exchange its interest for two berths in CT8.

Dairy Farm

Dairy Farm's underlying net profit for the period rose 47% to US$44 million as its major businesses performed well, with the exception of restaurant associate Maxim's. Underlying earnings per share, enhanced by the effect of share repurchases, increased 65%. Dairy Farm is well positioned to build on its recent good results, but the overall prospects for 2003 should be viewed against a background of the uncertain economic environment. The company is maintaining a strong cash flow and, in view of its surplus liquidity, has taken the decision to return value to shareholders through the payment of a special dividend.

Dairy Farm's Southeast Asian operations continued their strong performance. In Malaysia, the expansion of the Giant business made progress with the acquisition of 34 supermarkets, and coverage was extended into East Malaysia. All the major Singapore-based businesses performed well despite the difficult economic conditions. Its Indonesian associate, Hero, was affected by strong competition, but acquisitions and the roll-out of the Giant hypermarket concept should enhance results in the medium-term.

In Hong Kong, Wellcome continued to improve and Mannings achieved further earnings growth, but 7-Eleven's sales were disappointing. Maxim's was most severely affected by the SARS outbreak and saw profits fall by 47%, but some recovery is possible in the second half. In Southern China, the 7-Eleven chain has grown to 147 outlets. Wellcome Taiwan also performed strongly, and the store network was expanded through acquisition. The IKEA business in Hong Kong and Taiwan is proceeding broadly in line with plan, while in South Korea, the 50% associate Olive Young is developing its health and beauty chain with encouraging results.

Mandarin Oriental

Mandarin Oriental suffered badly from the unprecedented low occupancy levels in Asia due to the outbreak of SARS. In the United States and Europe travel patterns were also disrupted by the hostilities in Iraq and the overall economic uncertainty. Mandarin Oriental responded by reducing costs and by deferring capital expenditure. There was a net loss for the half year of US$6 million, after a business interruption insurance initial payment of US$2.5 million received in respect of losses suffered at its Hong Kong hotels due to the outbreak of SARS. This compares with a net profit of US$12 million in the first half of 2002, which included a US$5 million write-back of development costs.

As well as the collapse in visitor arrivals in Hong Kong most of the group's other Asian hotels also suffered significant decreases in occupancy levels, particularly in Singapore and Bangkok. Overall the group's hotels performed in line with their respective markets, other than London, where Mandarin Oriental Hyde Park performed well against its competitors, and Miami where Mandarin Oriental achieved higher occupancy and rate levels. Hotel occupancy levels in Asia have started to recover, and in Europe and the United States there is an improving sentiment among travellers. Nevertheless, the overall economic environment remains uncertain making it difficult

to predict the timing and extent of any sustained recovery for Mandarin Oriental, but the second half may benefit from further SARS related insurance recoveries.

Mandarin Oriental's development strategy remains on track with New York to open in late 2003 and Washington D.C. in spring 2004, and good progress being made in Tokyo. The group has also announced management contracts for new hotels in Boston and Hong Kong.

Cycle & Carriage

Cycle & Carriage recorded a good result for the six months to 30th June 2003, with underlying profit after tax and minorities of S$162 million, 21% above the previous first half. Astra was the most significant source of profit, contributing S$112 million, an increase of 15%. Astra benefited from the stable economic environment in Indonesia during the period and achieved steady sales in its motor operations and improved trading performances from its other businesses.

Cycle & Carriage's Singapore motor operations produced increased earnings of S$17 million, up 93%, but overall earnings from motor operations declined 28% to S$19 million due to a reduced contribution from its Malaysian affiliate following the change in its relationship with Mercedes-Benz and to losses from its Hyundai operation in Australia.

The residential property market in Singapore weakened in the first half, and investment properties saw pressure on both occupancy levels and rental rates. The underlying contribution from property, however, increased to S$18 million as MCL Land benefited from a high level of sales achieved prior to the current downturn.

Astra's rights issue in January generated some S$280 million in funds, which were used for debt reduction and investment and working capital needs. A recent agreement with Toyota Motor Corporation for Astra to sell the majority of its interest in the Toyota manufacturing operations in Indonesia will contribute a further S$395 million. The progress made in restoring Astra's balance sheet has positioned the company to recommence the payment of dividends.

Cycle & Carriage's shareholding in Astra is now over 35%, acquired at a cost of S$831 million financed from internal resources and debt. Cycle & Carriage considers its resulting level of consolidated net debt of some S$778 million to be too high, and believes it to be an opportune time to finance a greater proportion of the investment in this important associate with permanent capital. Cycle & Carriage has, therefore, announced a rights issue to raise S$246 million, which Jardine Strategic is fully supporting.

Consolidated Profit and Loss Account

Prepared in accordance with IFRS					Prepared in accordance with IFRS as modified by revaluation of leasehold properties*		
Year ended 31st December 2002 US$m	(unaudited) Six months ended 30th June 2002 US$m	(unaudited) Six months ended 30th June **2003** US$m	*Note*		(unaudited) Six months ended 30th June **2003** US$m	(unaudited) Six months ended 30th June 2002 US$m	Year ended 31st December 2002 US$m
7,398	3,735	**4,201**	*2*	Revenue	**4,201**	3,735	7,398
(5,500)	(2,777)	**(3,254)**		Cost of sales	**(3,253)**	(2,777)	(5,499)
1,898	958	**947**		Gross profit	**948**	958	1,899
162	29	**43**		Other operating income	**43**	29	162
(1,243)	(641)	**(634)**		Selling and distribution costs	**(634)**	(641)	(1,242)
(463)	(229)	**(222)**		Administration expenses	**(222)**	(229)	(463)
(73)	(29)	**(29)**		Other operating expenses	**(29)**	(28)	(80)
231	225	**–**		Net profit on disposal of Woolworths in Dairy Farm	**–**	225	231
512	313	**105**	*3*	Operating profit	**106**	314	507
(117)	(60)	**(60)**		Net financing charges	**(60)**	(60)	(117)
339	153	**222**		Share of results of associates and joint ventures excluding decrease in fair value of investment properties	**249**	185	389
(9)	(3)	**–**		Decrease in fair value of investment properties	**(396)**	(251)	(413)
330	150	**222**	*4*	Share of results of associates and joint ventures	**(147)**	(66)	(24)
725	403	**267**		Profit/(loss) before tax	**(101)**	188	366
(129)	(68)	**(83)**	*5*	Tax	**(83)**	(68)	(130)
596	335	**184**		Profit/(loss) after tax	**(184)**	120	236
(244)	(140)	**(96)**		Outside interests	**(16)**	(88)	(162)
352	195	**88**		Net profit/(loss)	**(200)**	32	74
US¢	US¢	US¢			US¢	US¢	US¢
			6	Earnings/(loss) per share			
93.74	51.66	**24.13**		– basic	**(54.46)**	8.48	19.60
93.10	51.48	**23.98**		– diluted	**(54.46)**	8.45	19.47
			6	Underlying earnings per share			
62.82	26.83	**30.84**		– basic	**33.38**	28.82	67.40
62.39	26.74	**30.64**		– diluted	**33.16**	28.72	66.94

*The basis of preparation of this supplementary financial information is set out in note 1.

Consolidated Balance Sheet

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*		
At 31st December	(unaudited) At 30th June			(unaudited) At 30th June		At 31st December
2002	2002	**2003**		**2003**	2002	2002
US$m	US$m	US$m		US$m	US$m	US$m
			Net operating assets			
4	21	**63**	Goodwill	**63**	21	4
1,411	1,288	**1,436**	Tangible assets	**2,195**	2,038	2,171
268	14	**260**	Investment properties	**401**	164	411
484	458	**493**	Leasehold land payments	**–**	–	–
2,300	2,018	**2,415**	Associates and joint ventures	**2,778**	2,940	3,027
509	959	**640**	Other investments	**640**	959	509
31	18	**34**	Deferred tax assets	**34**	18	31
89	91	**84**	Pension assets	**84**	91	89
13	–	**15**	Other non-current assets	**15**	–	13
5,109	4,867	**5,440**	Non-current assets	**6,210**	6,231	6,255
285	–	**344**	Properties for sale	**344**	–	285
894	589	**811**	Stocks and work in progress	**811**	589	894
682	561	**562**	Debtors and prepayments	**562**	561	682
12	10	**11**	Current tax assets	**11**	10	12
1,273	1,101	**1,077**	Bank balances and other liquid funds	**1,077**	1,101	1,273
3,146	2,261	**2,805**	Current assets	**2,805**	2,261	3,146
(1,712)	(1,441)	**(1,492)**	Creditors and accruals	**(1,492)**	(1,441)	(1,712)
(580)	(255)	**(577)**	Borrowings	**(577)**	(255)	(580)
(52)	(34)	**(49)**	Current tax liabilities	**(49)**	(34)	(52)
(45)	(27)	**(46)**	Current provisions	**(46)**	(27)	(45)
(2,389)	(1,757)	**(2,164)**	Current liabilities	**(2,164)**	(1,757)	(2,389)
757	504	**641**	Net current assets	**641**	504	757
(2,282)	(2,187)	**(2,386)**	Long-term borrowings	**(2,386)**	(2,187)	(2,282)
(65)	(55)	**(67)**	Deferred tax liabilities	**(80)**	(62)	(78)
(13)	(15)	**(13)**	Pension liabilities	**(13)**	(15)	(13)
(24)	(9)	**(29)**	Non-current provisions	**(29)**	(9)	(24)
(30)	(36)	**(39)**	Other non-current liabilities	**(39)**	(36)	(30)
3,452	3,069	**3,547**		**4,304**	4,426	4,585
			Capital employed			
153	154	**153**	Share capital	**153**	154	153
–	–	**1**	Share premium	**1**	–	–
2,694	2,744	**2,823**	Revenue and other reserves	**3,217**	3,568	3,376
(670)	(650)	**(670)**	Own shares held	**(670)**	(650)	(670)
2,177	2,248	**2,307**	Shareholders' funds	**2,701**	3,072	2,859
1,275	821	**1,240**	Outside interests	**1,603**	1,354	1,726
3,452	3,069	**3,547**		**4,304**	4,426	4,585

Consolidated Statement of Changes in Shareholders' Funds

Prepared in accordance with IFRS					Prepared in accordance with IFRS as modified by revaluation of leasehold properties*		
Year ended 31st December	(unaudited) Six months ended 30th June				(unaudited) Six months ended 30th June		Year ended 31st December
2002	2002	**2003**			**2003**	2002	2002
US$m	US$m	US$m	*Note*		US$m	US$m	US$m
2,027	2,027	**2,177**		At beginning of period	**2,859**	3,013	3,013
				Revaluation of properties			
22	1	**–**		– net revaluation surplus/(deficit)	**–**	1	(5)
(5)	–	**–**		– deferred tax	**–**	–	(5)
				Revaluation of other investments			
(98)	29	**95**		– fair value gains/(losses)	**95**	29	(98)
5	–	**–**		– transfer on change in attributable interests	**–**	–	5
(110)	–	**–**		– transfer to consolidated profit and loss account on disposal	**–**	–	(110)
				Net exchange translation differences			
69	59	**30**		– amount arising in period	**30**	60	69
46	14	**3**		– transfer to consolidated profit and loss account	**3**	14	46
				Cash flow hedges			
(14)	(6)	**3**		– fair value gains/(losses)	**3**	(6)	(14)
6	3	**3**		– transfer to consolidated profit and loss account	**3**	3	6
(79)	100	**134**		Net gains/(losses) not recognized in consolidated profit and loss account	**134**	101	(106)
352	195	**88**		Net profit/(loss)	**(200)**	32	74
(100)	(71)	**(82)**	7	Dividends	**(82)**	(71)	(100)
2	2	**2**		Exercise of share options	**2**	2	2
21	15	**16**		Scrip issued in lieu of dividends	**16**	15	21
(21)	(14)	**(27)**		Repurchase of shares	**(27)**	(14)	(21)
4	3	**(1)**		Change in attributable interests	**(1)**	3	5
(29)	(9)	**–**		Increase in own shares held	**–**	(9)	(29)
2,177	2,248	**2,307**		At end of period	**2,701**	3,072	2,859

*The basis of preparation of this supplementary financial information is set out in note 1.

Consolidated Cash Flow Statement

Prepared in accordance with IFRS Year ended 31st December 2002 US$m	(unaudited) Six months ended 30th June 2002 US$m	2003 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* (unaudited) Six months ended 30th June 2003 US$m	2002 US$m	Year ended 31st December 2002 US$m
				Operating activities			
512	313	**105**		Operating profit	**106**	314	507
167	84	**78**		Depreciation and amortization	**77**	83	165
(264)	(204)	**27**		Other non-cash items	**27**	(204)	(257)
135	23	**(4)**		(Increase)/decrease in working capital	**(4)**	23	135
18	11	**13**		Interest received	**13**	11	18
(126)	(68)	**(67)**		Interest and other financing charges paid	**(67)**	(68)	(126)
(57)	(19)	**(28)**		Tax paid	**(28)**	(19)	(57)
385	140	**124**			**124**	140	385
209	119	**118**		Dividends from associates and joint ventures	**118**	119	209
594	259	**242**		Cash flows from operating activities	**242**	259	594
				Investing activities			
(343)	(194)	**(217)**	*8(a)*	Purchase of subsidiary undertakings	**(217)**	(194)	(343)
(68)	(19)	**(93)**	*8(b)*	Purchase of associates and joint ventures	**(93)**	(19)	(68)
–	–	**(59)**		Repayment of amounts due to associates and joint ventures	**(59)**	–	–
(14)	(8)	**(23)**		Purchase of other investments	**(23)**	(8)	(14)
(240)	(111)	**(101)**		Purchase of tangible assets	**(101)**	(111)	(241)
(1)	–	**–**		Purchase of investment properties	**–**	–	(1)
(1)	–	**–**		Leasehold land payments	**–**	–	–
384	353	**10**	*8(c)*	Sale of subsidiary undertakings	**10**	353	384
5	2	**22**		Sale of associates and joint ventures	**22**	2	5
174	1	**40**	*8(d)*	Sale of other investments	**40**	1	174
29	9	**16**		Sale of tangible assets	**16**	9	29
9	–	**2**		Sale of investment properties	**2**	–	9
2	–	**4**		Sale of leasehold land	**4**	–	2
(64)	33	**(399)**		Cash flows from investing activities	**(399)**	33	(64)
				Financing activities			
2	2	**2**		Issue of shares	**2**	2	2
(21)	(14)	**(27)**		Repurchase of shares	**(27)**	(14)	(21)
8	6	**4**		Capital contribution from outside shareholders	**4**	6	8
29	10	**3**		Grants received	**3**	10	29
6,488	3,340	**3,066**		Drawdown of borrowings	**3,066**	3,340	6,488
(6,608)	(3,426)	**(2,978)**		Repayment of borrowings	**(2,978)**	(3,426)	(6,608)
(59)	(41)	**(51)**		Dividends paid by the Company	**(51)**	(41)	(59)
(41)	(26)	**(49)**		Dividends paid to outside shareholders	**(49)**	(26)	(41)
(202)	(149)	**(30)**		Cash flows from financing activities	**(30)**	(149)	(202)
8	4	**(4)**		Effect of exchange rate changes	**(4)**	4	8
336	147	**(191)**		Net (decrease)/increase in cash and cash equivalents	**(191)**	147	336
909	909	**1,245**		Cash and cash equivalents at beginning of period	**1,245**	909	909

Analysis of Profit Contribution

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*		
Year ended 31st December	(unaudited) Six months ended 30th June			(unaudited) Six months ended 30th June		Year ended 31st December
2002	2002	**2003**		**2003**	2002	2002
US$m	US$m	US$m		US$m	US$m	US$m
			Group contribution			
79	35	**25**	Jardine Pacific	**26**	36	81
42	22	**22**	Jardine Motors Group	**22**	22	42
30	14	**17**	Jardine Lloyd Thompson	**17**	14	30
57	29	**25**	Hongkong Land	**33**	35	72
51	13	**24**	Dairy Farm	**24**	14	51
14	8	**(1)**	Mandarin Oriental	**(1)**	8	14
38	16	**37**	Cycle & Carriage	**37**	16	38
311	137	**149**	Profit from core businesses	**158**	145	328
(75)	(36)	**(36)**	Corporate and other interests	**(36)**	(36)	(75)
236	101	**113**	Underlying net profit	**122**	109	253
(7)	(1)	**(2)**	Decrease in fair value of investment properties	**(312)**	(190)	(325)
123	95	**(23)**	Other non-recurring items	**(10)**	113	146
352	195	**88**	Net profit/(loss)	**(200)**	32	74
			Further analysis of Jardine Pacific			
3	2	**2**	EastPoint	**2**	2	3
12	5	**1**	Gammon Skanska	**1**	5	12
23	9	**9**	HACTL	**9**	9	23
7	3	**1**	Jardine Aviation Services	**1**	3	7
8	3	**(2)**	Jardine Engineering Corporation	**(2)**	3	8
2	2	**1**	Jardine OneSolution	**1**	2	2
4	2	**2**	Jardine Property Investment	**2**	3	5
8	3	**4**	Jardine Restaurants	**4**	3	8
11	7	**6**	Jardine Schindler	**6**	7	11
6	2	**3**	Jardine Shipping Services	**3**	2	6
3	1	**1**	Pacific Finance	**1**	1	3
5	2	**4**	Other interests	**5**	2	6
92	41	**32**		**33**	42	94
(13)	(6)	**(7)**	Corporate	**(7)**	(6)	(13)
79	35	**25**		**26**	36	81
			Further analysis of Jardine Motors Group			
34	15	**13**	Hong Kong and Mainland China	**13**	15	34
–	4	**5**	United Kingdom	**5**	4	–
(1)	(1)	**–**	France	**–**	(1)	(1)
5	2	**3**	United States	**3**	2	5
1	1	**–**	Corporate and other interests	**–**	1	1
39	21	**21**		**21**	21	39
3	1	**1**	Adjustments for amortization of goodwill and dividend from Cycle & Carriage Bintang	**1**	1	3

Notes

1 Accounting Policies and Basis of Preparation

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting.

There have been no changes to the accounting policies described in the 2002 annual financial statements. As in 2002, the Group is required to account for leasehold land in respect of investment and other properties at amortized cost in order to comply with IFRS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 9 to 13 and page 16 prepared in accordance with IFRS as modified by the revaluation of leasehold properties.

The Directors continue to review the appropriateness of the Group's accounting policies and disclosures in the light of developments in IFRS.

The Group's reportable segments are set out in note 2 and are described on pages 4 to 8.

2 Revenue

	Prepared in accordance with IFRS Six months ended 30th June	
	2003 US$m	2002 US$m
By business:		
Jardine Pacific	**580**	774
Jardine Motors Group	**954**	1,047
Dairy Farm	**1,660**	1,802
Mandarin Oriental	**90**	112
Cycle & Carriage	**916**	–
Other activities	**1**	–
	4,201	3,735

3 Operating Profit

	Prepared in accordance with IFRS Six months ended 30th June	
	2003 US$m	2002 US$m
By business:		
Jardine Pacific	**13**	15
Jardine Motors Group	**28**	13
Dairy Farm	**46**	24
Mandarin Oriental	**7**	23
Cycle & Carriage	**32**	–
	126	75
Discontinued operation – Woolworths in Dairy Farm	**–**	16
Net profit on disposal of Woolworths in Dairy Farm	**–**	225
Corporate and other interests	**(21)**	(2)

4 Share of Results of Associates and Joint Ventures

	Prepared in accordance with IFRS Six months ended 30th June	
	2003	2002
	US$m	US$m
By business:		
Jardine Pacific	**30**	38
Jardine Motors Group	**7**	6
Jardine Lloyd Thompson	**26**	24
Hongkong Land	**22**	21
Dairy Farm	**7**	15
Mandarin Oriental	**2**	7
Cycle & Carriage	**128**	42
	222	153
Decrease in fair value of investment properties	**–**	(3)
	222	150

5 Tax

	Prepared in accordance with IFRS Six months ended 30th June	
	2003	2002
	US$m	US$m
Company and subsidiary undertakings	**24**	24
Associates and joint ventures	**59**	44
	83	68

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes United Kingdom tax of US$8 million *(2002: US$6 million)*.

6 Earnings Per Share

Basic earnings per share are calculated on net profit of US$88 million *(2002: US$195 million)* and on the weighted average number of 367 million *(2002: 378 million)* shares in issue during the period. The weighted average number excludes the Company's share of the shares held by subsidiary undertakings and the shares held by the Trustee under the Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on the weighted average number of 369 million *(2002: 379 million)* shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the period.

Additional basic and diluted earnings per share reflecting the revaluation of leasehold properties are calculated on net loss of US$200 million *(2002: net profit of US$32 million)* as shown in the supplementary financial information.

Additional basic and diluted earnings per share are also calculated based on underlying earnings. The difference between underlying net profit and net profit/(loss) is reconciled as follows:

Prepared in accordance with IFRS Six months ended 30th June			Prepared in accordance with IFRS as modified by revaluation of leasehold properties Six months ended 30th June	
2002 US$m	**2003** US$m		**2003** US$m	2002 US$m
101	**113**	Underlying net profit	**122**	109
		Decrease in fair value of investment properties		
–	**–**	– Hongkong Land	**(310)**	(189)
(1)	**(2)**	– other	**(2)**	(1)
(1)	**(2)**		**(312)**	(190)
		Discontinued operation		
5	**–**	– net profit of Woolworths in Dairy Farm	**–**	5
119	**–**	– net profit on disposal of Woolworths in Dairy Farm	**–**	119
124	**–**		**–**	124
		Sale and closure of businesses		
(14)	**–**	– Cica	**–**	(14)
3	**1**	– other	**1**	3
(11)	**1**		**1**	(11)
		Asset impairment		
(18)	**(13)**	– Hongkong Land	**–**	–
(2)	**(7)**	– other	**(7)**	(2)
(20)	**(20)**		**(7)**	(2)
3	**(7)**	Fair value (loss)/gain on conversion option component of 4.75% Guaranteed Bonds due 2007	**(7)**	3
–	**3**	Gain on restructuring of debt	**3**	–
(1)	**–**	Realization of exchange losses*	**–**	(1)
195	**88**	Net profit/(loss)	**(200)**	32

*Arising on repatriation of capital from foreign subsidiary undertakings, associates and joint ventures.

7 Dividends

	Prepared in accordance with IFRS Six months ended 30th June	
	2003	2002
	US$m	US$m
Final dividend in respect of 2002 of US¢22.20 *(2001: US¢18.70)* per share	**136**	115
Less Company's share of dividends paid on the shares held by subsidiary undertakings	**(54)**	(44)
	82	71

An interim dividend in respect of 2003 of US¢7.80 *(2002: US¢7.80)* per share amounting to a total of US$48 million *(2002: US$48 million)* is declared by the Board. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$19 million *(2002: US$19 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003.

8 Notes to Consolidated Cash Flow Statement

(a) Purchase of subsidiary undertakings	Prepared in accordance with IFRS Six months ended 30th June	
	2003	2002
	US$m	US$m
Purchase of shares in Jardine Strategic	**-**	37
Purchase of shares in Mandarin Oriental	**7**	17
Repurchase of own shares in Dairy Farm	**178**	130
Store acquisitions in Dairy Farm	**27**	-
Other	**5**	10
	217	194

(b) Purchase of associates and joint ventures in the six months ended 30th June 2003 included Cycle & Carriage's increased interest in Astra of US$87 million. Purchase of associates and joint ventures in the six months ended 30th June 2002 included investment in Mandarin Oriental, New York of US$15 million.

8 Notes to Consolidated Cash Flow Statement *(continued)*

(c) Sale of subsidiary undertakings	Prepared in accordance with IFRS Six months ended 30th June **2003** US$m	 2002 US$m
Goodwill	**2**	2
Tangible assets	**9**	143
Associates and joint ventures	**1**	2
Other investments	**–**	1
Deferred tax assets	**–**	8
Pension assets	**3**	–
Current assets	**65**	192
Current liabilities	**(46)**	(151)
Long-term borrowings	**–**	(65)
Deferred tax liabilities	**(1)**	(4)
Other non-current liabilities	**–**	(7)
Outside interests	**–**	(1)
Net assets disposed of	**33**	120
Cumulative exchange translation differences	**–**	14
(Loss)/profit on disposal	**(2)**	212
Sale proceeds	**31**	346
Adjustment for accrual of disposal costs and deferred consideration	**–**	4
Adjustment for carrying value in other investments	**(20)**	–
Cash and cash equivalents of subsidiary undertakings disposed of	**(1)**	3
Net cash inflow	**10**	353

Net cash inflow in 2003 of US$10 million included Jardine Motors Group's sale of dealerships in the United Kingdom of US$8 million. Net cash inflow in 2002 of US$353 million included Jardine Motors Group's sale of Cica of US$72 million and Dairy Farm's sale of Woolworths, New Zealand of US$274 million.

(d) Sale of other investments in the six months ended 30th June 2003 included a distribution from Edaran Otomobil Nasional of US$36 million following its asset divestment in 2002.

9 Capital Commitments and Contingent Liabilities

	At 30th June 2003 US$m	2002 US$m	At 31st December 2002 US$m
(a) *Capital commitments*	**229**	200	198
(b) Contingent liabilities			
– guarantees in respect of facilities made available to associates and joint ventures	**115**	124	116
– other guarantees	–	5	–

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

Shareholder Information

Dividend

The interim dividend of US¢7.80 per share will be payable on 15th October 2003 to shareholders on the register of members at the close of business on 22nd August 2003, and will be available in cash with a scrip alternative. The ex-dividend date will be on 20th August 2003, and the share registers will be closed from 25th to 29th August 2003, inclusive. Shareholders will receive their cash dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 25th September 2003. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 2nd October 2003. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars or the scrip alternative.

communicate RNS



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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Doc re Interim Report
Released	09:02 21 Aug 2003
Number	9089O

JARDINE MATHESON HOLDINGS LIMITED

INTERIM REPORT 2003

Jardine Matheson Holdings Limited announces that its Interim Report for the six months ended 30th June 2003 has been posted to shareholders today, Thursday, 21st August 2003, and is available on the Company's website at www.jardines.com.

A copy of the above report has also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7676 1000

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

21st August 2003

www.jardines.com

END

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Jardine Matheson Holdings Limited
Jardine House, Hamilton, Bermuda